Exhibit 99.1

Jeffs’ Brands Presents Estimated Year over Year Growth, Targets $20 million Revenue in 2025, Anticipates over 120% Revenue Growth since its IPO in 2022

Tel Aviv, Israel, Jan. 10, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced its preliminary estimated preliminary results for the year ended December 31, 2024, highlighting estimated revenue growth, expansion of the Company’s e-commerce platforms and plans to continue to explore merger and acquisition opportunities.

Jeffs’ Brands estimates its revenues for the year ended December 31, 2024 to exceed $13 million, reflecting an approximately 30% growth from $10 million in 2023. Jeffs’ Brands believes that this momentum, fueled by market expansion of Fort Products Ltd. (“Fort”), potentially positions the Company to achieve a projected $20 million in revenue by the end of 2025 based on current market conditions.

Since its initial public offering (“IPO”) in August 2022 and until December 31, 2024, the Company has achieved remarkable annual revenue growth, with a 120% increase in revenue since its IPO, based on its revenue estimates for 2024.

This unaudited preliminary and partial financial information regarding revenues for the year ended December 31, 2024, is based upon the Company’s estimates and is subject to completion of its year-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information and is the responsibility of management. The Company’s independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary information or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary and partial financial information is not a comprehensive statement of the Company’s financial results for this period.

The Company expects to publish its full financial statements for the year ended December 31, 2024 during March 2025.

Jeffs’ Brands 2024 Year-End Highlights:

Fort Brand Expansion:

2024 was a year of significant growth and innovation for the Fort brand, a key part of Jeffs’ Brands’ portfolio.

Highlights include:

●	Exclusive Distribution Agreement: Fort entered into an exclusive distribution agreement for the sale and marketing of solar panel protection products, expanding its product reach and market presence.

●	Scaling Production: A dedicated production line for Fort was established in China, enabling streamlined manufacturing and meeting growing demand.

●	Geographic Expansion: Fort launched sales on the Amazon France Marketplace, enhancing its presence in the European market. This expansion was bolstered by regulatory approval in Germany, further solidifying Fort’s ability to operate across the continent.

●	Innovative Products: Fort introduced a cutting-edge pest-repellent product line and announced plans to make its pest control solutions accessible through an artificial intelligence (AI) - based app, demonstrating its commitment to addressing modern consumer needs.

●	Recognition and Growth in Europe: Fort’s products were recognized by Amazon UK as a “Key Account”, making them eligible for the “Top Seller Program”. Following these milestones, Fort experienced accelerated growth across Europe.

Launch of New Products:

Jeffs’ Brands expanded its product offerings with strategic agreements and innovative launches:

●	Photovoltaic Technology: The Company entered into a patent licensing agreement to market and sell photovoltaic technology on the Amazon Marketplace, further diversifying its portfolio.

●	Drone Safety Systems: Jeffs' Brands secured exclusive worldwide distribution rights to sell advanced drone safety systems, available on the Amazon Marketplace, targeting both recreational and professional users.

Execution of Strategic Plan and Corporate Growth:

Jeffs’ Brands took steps in executing its strategic plan to optimize business operations and maximize value:

●	The Company entered into a non-binding letter of intent to sell its U.S. subsidiary, Smart Repair Pro, to a U.S. public company at a valuation of approximately $13.125 million for Smart. This transaction is expected to enhance financial flexibility and focus on core operations.

●	Jeffs' Brands also entered into a non-binding letter of intent to merge Fort with a publicly traded Canadian company, valuing Fort at up to approx. $12 million.

The transactions are subject to the successful completion of due diligence, the execution of binding definitive agreements with respect to the transactions, which shall include customary closing conditions, and compliance with any regulatory approvals. There is no guarantee when or if the transactions will be completed.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing the Company’s estimated revenues for the year ended December 31, 2024 and its estimated revenue growth compared to previous years; expansion of the Company’s e-commerce platforms; the Company’s plans to explore mergers and acquisition opportunities; market expansion of Fort, growing demand for Fort products and meeting such market demand; project revenues in 2025; Fort’s plans to make its pest control solutions accessible through an AI-based app; Fort’s commitment to addressing modern consumer needs; Company’s plans to diversify its portfolio; Company’s plan to target both recreational and professional users in the drone safety systems market; execution of the Company’s letter of intents and valuations of the transaction underlying such agreements. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations
michal@efraty.com